Exhibit 99.1

DESCARTES ANNOUNCES FISCAL 2020 FOURTH QUARTER
AND ANNUAL FINANCIAL RESULTS
Global Logistics Network Drives Record Revenues

WATERLOO, Ontario — March 4, 2020 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2020 fourth quarter (Q4FY20) and year (FY20) ended January 31, 2020. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Global supply chains are under more pressure than ever and companies need to be agile and flexible to react to changing market conditions,” said Edward J. Ryan, Descartes’ CEO. “The Descartes Global Logistics Network (GLN) is designed to help customers overcome these challenges. Our connected community of shippers, carriers, customs authorities and logistics service providers allows trading partners to seamlessly exchange timely, reliable data, while our advanced logistics applications help our customers use this data to better plan and execute shipments in a dynamic, real-time environment.”

FY20 Financial Results
As described in more detail below, key financial highlights for FY20 included:
•	Revenues of $325.8 million, up 18% from $275.2 million in the same period a year ago (FY19);
•
Revenues were comprised of services revenues of $284.7 million (88% of total revenues), professional services and other revenues of $33.6 million (10% of total revenues) and license revenues of $7.5 million (2% of total revenues). Services revenues were up 18% from $241.5 million in FY19;

•	Cash provided by operating activities of $104.3 million, up 34% from $78.1 million in FY19;
•	Income from operations of $52.3 million, up 26% from $41.4 million in FY19;
•	Net income of $37.0 million, up 18% from $31.3 million in FY19. Net income as a percentage of revenues was 11%, consistent with FY19;
•	Earnings per share on a diluted basis of $0.45, up 13% from $0.40 in FY19; and
•	Adjusted EBITDA of $122.6 million, up 31% from $93.9 million in FY19. Adjusted EBITDA as a percentage of revenues was 38%, compared to 34% in FY19.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below for FY20 and FY19 (dollar amounts, other than per share amounts, in millions):

	FY20	FY19
Revenues	325.8	275.2
Services revenues	284.7	241.5
Gross margin	74%	73%
Cash provided by operating activities	104.3	78.1
Income from operations	52.3	41.4
Net income	37.0	31.3
Net income as a % of revenues	11%	11%
Earnings per diluted share	0.45	0.40
Adjusted EBITDA	122.6	93.9
Adjusted EBITDA as a % of revenues	38%	34%

Q4FY20 Financial Results
As described in more detail below, key financial highlights for Q4FY20 included:
•	Revenues of $84.2 million, up 19% from $71.0 million in the fourth quarter of fiscal 2019 (Q4FY19) and up 1% from $83.0 million in the previous quarter (Q3FY20);
•
Revenues were comprised of services revenues of $73.7 million (88% of total revenues), professional services and other revenues of $8.0 million (10% of total revenues) and license revenues of $2.5 million (2% of total revenues). Services revenues were up 17% from $62.9 million in Q4FY19 and up 2% from $72.6 million in Q3FY20;

•	Cash provided by operating activities of $26.4 million, up 21% from $21.8 million in Q4FY19 and down from $27.5 million in Q3FY20;
•	Income from operations of $13.6 million, up 28% from $10.6 million in Q4FY19 and down from $13.7 million in Q3FY20;
•	Net income of $11.4 million, up 44% from $7.9 million in Q4FY19 and up 18% from $9.7 million in Q3FY20;
•	Earnings per share on a diluted basis of $0.13, up 30% from $0.10 in Q4FY19 and up 18% from $0.11 in Q3FY20; and
•
Adjusted EBITDA of $32.2 million, up 29% from $25.0 million in Q4FY19 and up 2% from $31.5 million in Q3FY20. Adjusted EBITDA as a percentage of revenues was 38%, compared to 35% in Q4FY19 and 38% in Q3FY20.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q4 FY20	Q3 FY20	Q2 FY20	Q1 FY20	Q4 FY19
Revenues	84.2	83.0	80.5	78.0	71.0
Services revenues	73.7	72.6	71.4	67.0	62.9
Gross margin	73%	73%	74%	74%	73%
Cash provided by operating activities	26.4	27.5	26.9	23.4	21.8
Income from operations	13.6	13.7	13.1	11.9	10.6
Net income	11.4	9.7	8.6	7.3	7.9
Net income as a % of revenues	14%	12%	11%	9%	11%
Earnings per diluted share	0.13	0.11	0.10	0.09	0.10
Adjusted EBITDA	32.2	31.5	30.2	28.7	25.0
Adjusted EBITDA as a % of revenues	38%	38%	38%	37%	35%

Cash Position
At January 31, 2020, Descartes had $44.4 million in cash. Cash increased $15.6 million in Q4FY20 and $17.1 million in FY20 primarily due to cash provided from operations partially offset by credit facility repayments. The table set forth below provides a summary of cash flows for Q4FY20 and FY20 in millions of dollars:

	Q4FY20	FY20
Cash provided by operating activities	26.4	104.3
Additions to property and equipment	(1.0)	(4.9)
Acquisitions of subsidiaries, net of cash acquired	-	(292.1)
Proceeds from borrowing on credit facility	-	297.0
Credit facility repayments	(9.2)	(322.6)
Payment of debt issuance costs	-	(1.4)
Issuances of common shares, net of issuance costs	0.1	238.0
Payment of contingent consideration	(0.8)	(0.8)
Effect of foreign exchange rate on cash	0.1	(0.4)
Net change in cash	15.6	17.1
Cash, beginning of period	28.8	27.3
Cash, end of period	44.4	44.4

Acquistion of Peoplevox
On February 21, 2020, Descartes acquired Peoplevox, a provider of cloud-based ecommerce warehouse management solutions. The purchase price for the acquisition was approximately $24.5 million (GBP 18.9 million), net of cash acquired, which was funded from a combination of cash on hand and drawing on Descartes’ existing credit facility.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results today at 5:00 p.m. ET, Wednesday, March 4. Designated numbers are +1 888 465-5079 for North America and  +1 416 216-4169 for international, using Passcode 8451509#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 8:00 p.m. ET, and until March 11, 2020, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 8451509#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' growth in margins and generation of cash; continued growth and acquisitions; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.  In particular, we have not adjusted or revised any forward-looking statements in this release to account for the potential disruption to our business from the recent coronavirus outbreak, the impact from which is not immediately known or quantifiable. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed five acquisitions since the beginning of fiscal 2020 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q4FY20, Q3FY20, Q2FY20, Q1FY20 and Q4FY19, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q4FY20	Q3FY20	Q2FY20	Q1FY20	Q4FY19
Net income, as reported on Consolidated Statements of Operations	11.4	9.7	8.6	7.3	7.9
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.4	0.4	1.4	2.2	0.5
Investment income	(0.1)	-	-	(0.1)	(0.1)
Income tax expense	1.9	3.5	3.1	2.5	2.4
Depreciation expense	2.9	1.2	1.1	0.9	1.5
Amortization of intangible assets	14.1	14.5	14.1	12.8	10.3
Stock-based compensation and related taxes	1.3	1.4	1.3	1.0	1.0
Other charges	0.3	0.8	0.6	2.1	1.5
Adjusted EBITDA	32.2	31.5	30.2	28.7	25.0

Revenues	84.2	83.0	80.5	78.0	71.0
Net income as % of revenues	14%	12%	11%	9%	11%
Adjusted EBITDA as % of revenues	38%	38%	38%	37%	35%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for FY20 and FY19, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	FY20	FY19
Net income, as reported on Consolidated Statements of Operations	37.0	31.3
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	4.4	2.1
Investment income	(0.2)	(0.2)
Income tax expense	11.1	8.2
Depreciation expense	6.0	4.5
Amortization of intangible assets	55.5	40.2
Stock-based compensation and related taxes	5.0	4.0
Other charges	3.8	3.8
Adjusted EBITDA	122.6	93.9

Revenues	325.8	275.1
Net income as % of revenues	11%	11%
Adjusted EBITDA as % of revenues	38%	34%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP)

	January 31,	January 31,
	2020	2019
ASSETS
CURRENT ASSETS
Cash	44,403	27,298
Accounts receivable (net)
Trade	35,118	31,493
Other	7,294	4,331
Prepaid expenses and other	12,984	9,027
Inventory	411	95
	100,210	72,244
OTHER LONG-TERM ASSETS	13,520	10,510
PROPERTY AND EQUIPMENT, NET	13,731	12,612
RIGHT-OF-USE ASSETS	12,877	-
DEFERRED INCOME TAXES	21,602	3,598
INTANGIBLE ASSETS, NET	256,956	176,192
GOODWILL	523,690	378,178
	942,586	653,334
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	7,667	5,147
Accrued liabilities	34,876	29,392
Lease obligations	3,928	-
Income taxes payable	1,329	1,592
Deferred revenue	41,143	34,236
	88,943	70,367
LONG-TERM DEBT	-	25,464
LEASE OBLIGATIONS	9,477	-
DEFERRED REVENUE	920	855
INCOME TAXES PAYABLE	6,470	7,634
DEFERRED INCOME TAXES	15,067	15,507
	120,877	119,827

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 84,156,316 at January 31, 2020 (January 31, 2019 – 76,864,866)	524,154	276,753
Additional paid-in capital	459,269	454,722
Accumulated other comprehensive loss	(25,944)	(25,201)
Accumulated deficit	(135,770)	(172,767)
	821,709	533,507
	942,586	653,334

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP)

	January 31,	January 31,	January 31,
Year Ended	2020	2019	2018

REVENUES	325,791	275,171	237,439
COST OF REVENUES	85,721	74,994	63,704
GROSS MARGIN	240,070	200,177	173,735
EXPENSES
Sales and marketing	40,389	36,873	33,128
Research and development	53,513	47,872	41,804
General and administrative	34,628	30,012	25,448
Other charges	3,797	3,798	3,994
Amortization of intangible assets	55,485	40,179	33,477
	187,812	158,734	137,851
INCOME FROM OPERATIONS	52,258	41,443	35,884
INTEREST EXPENSE	(4,416)	(2,128)	(1,297)
INVESTMENT INCOME	193	195	161
INCOME BEFORE INCOME TAXES	48,035	39,510	34,748
INCOME TAX EXPENSE
Current	5,295	6,042	6,572
Deferred	5,743	2,191	1,297
	11,038	8,233	7,869
NET INCOME	36,997	31,277	26,879
EARNINGS PER SHARE
Basic	0.45	0.41	0.35
Diluted	0.45	0.40	0.35
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	81,659	76,832	76,324
Diluted	82,867	77,791	77,112

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2020	2019	2018
OPERATING ACTIVITIES
Net income	36,997	31,277	26,879
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	6,037	4,544	4,101
Amortization of intangible assets	55,485	40,179	33,477
Stock-based compensation expense	4,909	3,710	2,807
Other non-cash operating activities	337	71	(784)
Deferred tax expense	5,743	2,191	1,297
Deferred tax charge	-	(49)	(31)
Changes in operating assets and liabilities:	(5,256)	(3,849)	4,397
Cash provided by operating activities	104,252	78,074	72,143
INVESTING ACTIVITIES
Additions to property and equipment	(4,900)	(5,244)	(5,086)
Acquisition of subsidiaries, net of cash acquired	(292,053)	(67,932)	(111,867)
Cash used in investing activities	(296,953)	(73,176)	(116,953)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	297,015	68,468	80,000
Credit facility repayments	(322,634)	(78,659)	(43,000)
Payment of debt issuance costs	(1,400)	-	-
Issuance of common shares for cash, net of issuance costs	237,973	345	1,003
Payment of contingent consideration	(785)	(1,531)	-
Cash provided by (used in) financing activities	210,169	(11,377)	38,003
Effect of foreign exchange rate changes on cash	(363)	(1,368)	3,817
Increase (decrease) in cash	17,105	(7,847)	(2,990)
Cash, beginning of year	27,298	35,145	38,135
Cash, end of year	44,403	27,298	35,145